EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS FIRST QUARTER 2013 RESULTS
Confirms 2013 Financial Outlook; Reports 5% Depletion Growth

Portland, Ore. (May 8, 2013) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), an independent craft brewing company, reported its financial results for the first quarter ended March 31, 2013 and confirmed 2013 guidance. CBA’s focus on building a national portfolio strategy has positioned the Company to expect strong sales and profit growth in 2013 and take advantage of the dynamic craft segment to achieve long-term value for its shareholders. The results for the first quarter ended March 31, 2013 were in line with management’s expectations, and the Company confirms 2013 guidance.

Significant financial highlights for the quarter ended March 31, 2013 include:

•	Depletion volume growth of 5% compared to last year’s first quarter, reflecting the continued success of our portfolio strategy.
•
As expected, a decrease in net sales and non-contract shipments of 4.9% and 3.3%, respectively, compared with the same quarter of 2012, as a result of optimizing our supply chain processes to better align with the seasonality of our sales, which impacted our brewing and shipping volumes during the quarter.

•	Gross margin rate of 24.4%, a decline of 600 basis points from 2012 driven by lower shipment volume and lower capacity utilization.
•
Selling, general and administrative expense (“SG&A”) of $11.8 million inclusive of both continued investment in our portfolio strategy and approximately $0.5 million in costs associated with reorganizing our sales and marketing group. Exclusive of reorganization costs, SG&A growth has moderated to 9% during the quarter.

•	Loss per share of $(0.09) versus 2012 diluted earnings per share of $0.04; the $(0.09) loss per share in the first quarter of 2013 includes a $(0.02) net loss per share for our reorganization costs.
•	Capital additions of approximately $2.4 million, reflecting updating of our pubs and continued investments in beer-related capacity, efficiency and quality initiatives.

“First quarter results were in-line with our expectations, which included promising depletion growth and supply chain adjustments to better match production to the seasonality of our sales,” said Terry Michaelson, CBA’s CEO. “Further, we are reconfirming that we expect meaningful growth in both revenue and earnings in 2013 resulting from the overall strength of our portfolio strategy, operating expense leverage and SG&A leverage. The next phase of our portfolio strategy is focused on leveraging our recent investments, brand momentum and breadth, together with geographic expansion to deliver improved sales and profit growth. We remain committed to delivering long-term value growth to our shareholders.”

Craft Brew Confirms Full-Year 2013 Guidance and Reports First Quarter 2013 Results

Components of anticipated 2013 results and developments

We are confirming previously issued guidance regarding our anticipated full year 2013 results, as follows:

•	Depletion growth estimate of 7% to 11%, reflecting the continued strength of the Kona, Redhook and Omission brands and further stabilization of the Widmer Brothers brand.
•	Average price increases of approximately 1% to 2%.
•	Contract brewing revenue for 2013 at approximately half of the 2012 level as a result of the termination of the Goose Island contract brewing arrangement.
•	Gross margin rate of 28.5% to 30.5%, reflecting pressure from distribution and packaging component costs, partially offset by improved brewery productivity.
•	SG&A expense of $47 million to $49 million, reflecting leverage from the foundation built by more aggressive spending in prior years.
•	Capital expenditures of approximately $11 million to $13 million, continuing our investments in capacity and efficiency improvements, quality initiatives and restaurant and retail remodeling projects.

“As anticipated during the quarter, we experienced a marked difference between our depletion volume growth of 5%, which is the best indicator of consumer demand, and our non-contract shipments which declined by 3.3%,” said Mark Moreland, CBA’s CFO. “This imbalance during the quarter drove significantly lower margin rates and occurred as a result of our effort to optimize our supply chain processes to more closely align production with the seasonality of our beer sales. The reduction in both brewing and shipping volumes in the quarter is reflected in our lower capacity utilization of 58% versus 76% last year. Going forward, we expect a significantly closer relationship between depletions and shipments, which will drive materially improved financial performance for the full year.”

Developments and expectations for 2013 include: (i) confidence in the continued growth in sales of Kona, Redhook and Omission, and clear positioning of Widmer Brothers offerings, (ii) expansion into new geographic markets for Kona and international expansion for all brand families, (iii) updates to packaging across all brand families, as well as introduction of unique can and bottle offerings, (iv) refined messaging on Omission beers, promoting the beer as specially crafted to remove gluten, (v) exploration and introduction of new brands to the CBA portfolio including the new Redhook brand Game Changer developed in collaboration with Buffalo Wild Wings and introduction of the Square Mile cider brand, and (vi) continued development of cross brand packages, bringing the power of our portfolio to consumers in real and compelling ways.

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including depletions and sales growth, the level or effect of SG&A expense, the amount of capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2012. Copies of these documents may be found on the Company's website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

Craft Brew Confirms Full-Year 2013 Guidance and Reports First Quarter 2013 Results

About Craft Brew Alliance

CBA is an independent, publicly traded craft brewing company that was formed through the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving and growing one-of-a-kind craft beers and brands, CBA was joined by Kona Brewing Company in 2010. Craft Brew Alliance launched Omission beer in 2012.

When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines. To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981 and those colorful roots are reflected in the brand’s personality to this day. The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local-island brews with spirit, passion and quality. As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture. Omission beer is the first craft beer brand in the United States focused exclusively on brewing great tasting craft beers with traditional beer ingredients, including malted barley, that are specially crafted to remove gluten.

For more information, visit: www.craftbrew.com.

Media Contact:	Investor Contact:
Ted Lane	Edwin Smith
LANE PR	Craft Brew Alliance, Inc.
(212) 302-5948	(503) 972-7884
Ted@lanepr.com	ed.smith@craftbrew.com

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Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Income
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended March 31,
	2013	2012

Sales	39,381	$41,612
Less excise taxes	2,772	3,113
Net sales	36,609	38,499
Cost of sales	27,666	26,792
Gross profit	8,943	11,707
as percentage of net sales	24.4%	30.4%
Selling, general and administrative expenses	11,760	10,373
Operating income (loss)	(2,817)	1,334
Interest expense	(156)	(166)
Income from equity investments, interest and other, net	(23)	5
Income (loss) before income taxes	(2,996)	1,173
Income tax provision (benefit)	(1,222)	475
Net income (loss)	$(1,774)	$698
Earnings (loss) per share:
Basic and diluted earnings (loss) per share	$(0.09)	$0.04
Weighted average shares outstanding:
Basic	18,884	18,845
Diluted	18,884	18,911

Total shipments (in barrels):
Core Brands	148,200	153,300
Contract Brewing	7,500	16,600
Total shipments	155,700	169,900

Depletion growth rate (over the same period from the prior year)	5%	8%

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31,
	2013	2012

Current assets:
Cash	$1,725	$3,485
Accounts receivable, net	10,948	11,009
Inventories	13,998	12,485
Deferred income tax asset, net	1,336	935
Other current assets	4,107	3,116
Total current assets	32,114	31,030
Property, equipment and leasehold improvements, net	103,272	101,021
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,481	17,845
Total assets	$165,784	$162,813

Current liabilities:
Accounts payable	16,120	$14,597
Accrued salaries, wages and payroll taxes	4,095	3,997
Refundable deposits	8,203	7,575
Other accrued expenses	1,103	980
Current portion of long-term debt and capital lease obligations	645	611
Total current liabilities	30,166	27,760
Long-term debt and capital lease obligations, net	12,246	12,999
Other long-term liabilities	16,713	16,679
Total common shareholders' equity	106,659	105,375
Total liabilities and common shareholders' equity	$165,784	$162,813

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2013	2012

Cash Flows From Operating Activities:
Net income (loss)	$(1,774)	$698
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,953	1,845
Deferred income taxes	(1,230)	411
Other, including stock-based compensation	246	(101)
Changes in operating assets and liabilities:
Accounts receivable	(436)	2,317
Inventories	(2,368)	(2,737)
Other current assets	(297)	(300)
Accounts payable and other accrued expenses	3,352	3,135
Accrued salaries, wages and payroll taxes	(1,172)	(527)
Refundable deposits	409	(134)
Net cash provided by (used in) operating activities	(1,317)	4,607
Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(1,902)	(1,798)
Proceeds from sale of property, equipment and leasehold improvements and other	-	29
Net cash used in investing activities	(1,902)	(1,769)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(163)	(148)
Issuance of common stock	94	-
Net cash used in financing activities	(69)	(148)
Increase (decrease) in cash	(3,288)	2,690
Cash, beginning of period	5,013	795
Cash, end of period	$1,725	$3,485

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2013	2012

Net income (loss)	$(1,774)	$698
Interest expense	156	166
Income tax provision (benefit)	(1,222)	475
Depreciation expense	1,890	1,781
Amortization expense	63	64
Stock-based compensation	102	134
Loss on disposal of assets	29	1
Adjusted EBITDA	$(756)	$3,319

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management.  The Company defines Adjusted EBITDA as net earnings before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment.  The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income, as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations.  We compensate for these limitations by relying on GAAP results.  Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.